Louis L. Goldberg +1 212 450 4539 louis.goldberg@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

July 6, 2023

Re:	Compass Digital Acquisition Corp.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed April 18, 2023

File No. 001-40912

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E., Washington, D.C. 20549

Attention:             Jennifer O’Brien and Raj Rajan

Dear Ms. O’Brien and Mr. Rajan:

On behalf of our client, Compass Digital Acquisition Corp. (the “Company”), this letter sets forth the Company’s response to the comments provided by the Staff (“the Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in your letter dated June 30, 2023, relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2022 (the “Form 10-K”), filed on April 18, 2023.

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, the Staff’s comment is restated in italics prior to the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2022 Filed April 18, 2023

General

1.

We note your response to comment 1 indicating that your sponsor is not controlled by and does not have substantial ties with a non-U.S. person. Please also explicitly confirm that your sponsor is not a non-U.S. person if true.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the sponsor is a Delaware limited liability company and is not a non-U.S. person. In addition, the sponsor is not controlled by, and does not have ties with, a non-U.S. person.

2.

Your disclosure on page 62 indicates that your sponsor is controlled by your CEO and a member of your board of directors. Based on information provided about your officers and directors at page 52, we note that your CEO is the former CEO of a large global IT service firm based in India as recently as June 2020. Please tell us how you considered this in determining whether your sponsor is a non-U.S. person, is controlled by a non-U.S. person or has substantial ties with a non-U.S. person. Please also clarify whether the controlling parties of your sponsor maintain U.S. citizenship.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the CEO, Abidali Neemuchwala, is a U.S. citizen and U.S. resident. Although Mr. Neemuchwala was the former CEO of a large global IT service firm based in India, he was located in the U.S. with unbroken U.S. tax residency during that time. The sponsor is controlled by a board of managers consisting of entities controlled by Abidali Neemuchwala and Satish Gupta, both of whom are U.S. citizens and U.S. residents. Each manager of the sponsor has one vote, and the approval of both managers is required to approve an action of the sponsor. If both managers cannot agree on a matter, then the matter must be submitted to Abidali Neemuchwala, Satish Gupta, Vikram S. Pandit and Steve Freiberg for approval, with the holders of a majority of the founder share interests held by the four members through the sponsor being required for any such approval. Vikram S. Pandit and Steve Freiberg are also both U.S. citizens and U.S. residents. Thus, the controlling parties of the sponsor maintain U.S. citizenship.

U.S. Securities and Exchange Commission

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Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Louis L. Goldberg

Louis L. Goldberg

cc:	Abid Neemuchwala, Chairman and Chief Executive Officer

Compass Digital Acquisition Corp.

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